Filed Pursuant to Rule 424(b)(3)

Registration No. 333-214130

RODIN GLOBAL PROPERTY TRUST, INC.

SUPPLEMENT NO. 4 DATED SEPTEMBER 8, 2017

TO THE PROSPECTUS DATED MARCH 23, 2017

This Supplement No. 4 supplements, and should be read in conjunction with, our prospectus dated March 23, 2017, as supplemented by Supplement No. 1 dated May 30, 2017, Supplement No. 2 dated July 19, 2017 and Supplement No. 3 dated August 14, 2017. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 4 is to disclose:

•	the status of our initial public offering; and

•	the acquisition of beneficial interests in a Delaware statutory trust.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on March 23, 2017, of which up to $1.0 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of September 6, 2017, we had issued 252,037.33 shares of our common stock (consisting of 80,291.99 Class A Shares, 27,300.62 Class T Shares and 144,444.72 Class I Shares) in our offering for gross proceeds of approximately $6.4 million. Our primary offering is expected to terminate on March 23, 2019, unless extended by our board of directors as permitted under applicable law and regulations.

Acquisition

CF Net Lease Portfolio IV DST Interests

On September 1, 2017, we acquired, through our operating partnership, 2,400 beneficial interests, or the Interests, in CF Net Lease Portfolio IV DST, or the DST, a Delaware statutory trust, for a purchase price of $2.4 million. Prior to the acquisition of the Interests, the DST was an indirect wholly-owned subsidiary of our sponsor, Cantor Fitzgerald Investors, LLC, or CFI. Each Interest represents a 0.0072214% ownership of the DST and the Interests purchased by us represent approximately 17.33% of the DST.

On November 15, 2016, the DST acquired the fee simple interest in seven retail properties, or the Properties, for a total purchase price of $36,317,830, including related acquisition expenses. The purchase price was comprised of $13,822,646 in equity and $22,495,184 in proceeds from the Loan (as defined below). The acquisition of the Interests by us has been structured such that the total purchase price for 100% of the Interests equals the equity portion of the purchase price paid by CFI and its affiliates to acquire the Properties plus $25,000 (reflecting the DST’s current cash reserves).

We acquired the Interests in a private placement. Cantor Fitzgerald & Co. acted as a broker dealer in connection with the private placement, but did not receive any compensation in connection therewith. The proceeds from the purchase of the Interests will be paid by the DST to an affiliate of CFI. The acquisition of the Interests and the related transactions were unanimously approved by our board of directors, including our independent directors.

We funded the acquisition of the Interests with cash from this offering. We intend, but are not obligated, to purchase 100% of the Interests.

Properties

The DST acquired the Properties from Walgreen Co., or Walgreens, a subsidiary of Walgreens Boots Alliance Inc. (NASDAQ: WBA) in a sale-leaseback transaction.

The Properties are 100% leased to Walgreens. Walgreens is rated investment grade by Moody’s and Standard & Poor’s. In addition to base rent, the leases require the tenant to pay substantially all operating expenses, including repairs and maintenance as well as real estate taxes.

The lease for each Property has an initial term of 15 years commencing on November 15, 2016, and expiring on November 30, 2031. Each lease will automatically renew for 12 consecutive periods of five years each unless Walgreens notifies the lessor in writing on or before the date that is 12 months prior to the commencement of any such renewal term that Walgreens does not wish to renew the applicable lease. Separate and apart from the renewal options, for the initial term or any renewal term of each applicable lease, Walgreens may extend the term until the following January 31st by providing the lessor with written notice no later than four months prior to the end of the then-current term. Walgreens will pay fixed base rent for the first five lease years with 5.0% increases over the preceding lease year’s base rent at five year intervals for the first 35 lease years. Commencing on the 36th lease year and every five years thereafter, base rent will be set at fair market value rent.

The following table provides information about the Properties relating to their location, rentable square feet, and annualized rental income.

Location	Rentable Square Feet	Annualized Rental Income (first 5 lease years)
Allendale, Michigan	14,695	$343,175	($23.35/sq. ft.)
Cincinnati, Ohio	14,815	$317,138	($21.41/sq. ft.)
Edmond, Oklahoma	14,471	$291,424	($20.14/sq. ft.)
Lawton, Oklahoma	15,050	$304,095	($20.21/sq. ft.)
Marquette, Michigan	14,990	$333,116	($22.22/sq. ft.)
McAlester, Oklahoma	14,796	$288,528	($19.50/sq. ft.)
Russellville, Arkansas	14,720	$318,482	($21.64/sq. ft.)
Total	103,537	$2,195,958	($21.21/sq. ft.)

Loan

On November 15, 2016, in connection with the purchase of the Properties, the DST entered into a loan agreement, or the Loan, with Citigroup Global Markets Realty Corp. with an outstanding principal amount of $22,495,184. The Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.593% per annum (based on a 360-day year). The Loan matures on December 1, 2031 and may be prepaid (a) subject to customary yield maintenance provisions on or after January 2, 2019 and (b) without penalty on or after September 2, 2026; provided that in each case the Loan may be prepaid in whole, but not in part. The anticipated repayment date of the Loan is December 1, 2026, or the Anticipated Repayment Date. Commencing on September 1, 2026, excess cash flow generated by the Properties will be held as additional security for the Loan. To the extent the Loan has not been repaid by the Anticipated Repayment Date, excess cash flow from the Properties will be applied to the repayment of the outstanding principal and the Loan will bear interest at an increased rate of three percent per annum plus the greater of (a) 4.593% and (b) the ten year swap yield as of the first business day after the Anticipated Repayment Date. The Loan contains customary events of default. As is customary in such financings, if an event of default occurs under the Loan, the lender may accelerate the repayment of the outstanding principal amount and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period. CF Real Estate Holdings, LLC, or the Guarantor, an affiliate of CFI, has guaranteed (x) any losses that the lender may incur as a result of the occurrence of certain bad acts of the borrower and (y) the repayment of the Loan upon the occurrence of certain other significant events, including bankruptcy. Additionally, the Guarantor has agreed to indemnify the lender against certain potential environmental liabilities.

Trust Manager

The DST is managed by its trust manager, CF Net Lease Portfolio Manager IV, LLC, or the Trust Manager, and owners of Interests have no voting rights with respect to the DST. In connection with our acquisition of the Interests, CF DST Holdings, LLC, a wholly-owned subsidiary of CFI, intends to transfer all of the equity interests of the Trust Manager to us, pending lender approval. Following the transfer, we will manage the DST, subject to certain limited rights to be retained by CFI so long as it or its subsidiaries own any Interests and so long as the Guarantor is a guarantor with respect to the Loan.